UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)1

                            Merrimac Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, $.50 par value
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                         (Title of Class of Securities)

                                    59026210
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                                 (CUSIP Number)



                             Thomas C. Meriam, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 24, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59026210                    13D                     Page 2 of 5 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         Charles F. Huber II


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         PF, OV


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America


    NUMBER OF     7      SOLE VOTING POWER

     SHARES 156,000 shares of Common Stock, $.50 par value ("Common Stock"), see Item 5, Interest in Securities of the Issuer


  BENEFICIALLY    8      SHARED VOTING POWER

    OWNED BY             -  0 -


      EACH        9      SOLE DISPOSITIVE POWER

    REPORTING            156,000 shares of Common Stock, $.50 par value
                         ("Common Stock"), see Item 5, Interest in
                         Securities of the Issuer


     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               - 0 -


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         156,000 shares of Common Stock, $.50 par value ("Common Stock"), see Item 5, Interest in Securities of the Issuer


   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.98%  See Item 5, Interest in Securities of the Issuer


   14    TYPE OF REPORTING PERSON*

         IN


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59026210                    13D                     Page 3 of 5 Pages


         This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on September 18, 1995 (the "Schedule 13D") by Charles F. Huber II (the "Reporting Person"). Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

         Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Item 2. Identity and Background.

         Item 2 is hereby amended by deleting the last line of the first paragraph thereof and by adding the following sentence at the end thereof:

         The Reporting Person resigned his positions as Chairman of the Board and as a director of Merrimac on July 24, 1997.

Item 3.  Source and Amount of Funds or Other Considerations.

         Item 3 is hereby amended by adding the following paragraphs.

         The Reporting Person has acquired shares of Common Stock from time to time in open market transactions since the filing of the Schedule 13D.

         In all cases, the Common Stock was purchased with either the Reporting Person's personal funds or on margin through the Reporting Person's broker, Prudential Securities Incorporated.

Item 5.  Interest in the Securities of the Issuer.

         Item 5 is hereby amended by adding the following paragraphs.

         The Reporting Person was granted options to acquire 1,500 shares, 20,000 shares and 1,500 shares of Common Stock on April 25, 1996, September 5, 1996 and May 12, 1997, respectively.

         The Reporting Person beneficially owns an aggregate of 156,000 shares of Common Stock, comprising approximately 9.98% of the outstanding shares of Common Stock (based upon Merrimac's most recent Quarterly Report on Form 10-QSB stating that as of August 1, 1997, 1,537,496 shares of Common Stock are outstanding). Of these 156,000 shares, 26,000 shares are deemed to be beneficially owned because the Reporting Person may acquire them within 60 days by exercising stock options.

         The Reporting Person has made open market purchases aggregating 20,000 shares of Common Stock on the American Stock Exchange, Inc. since the filing of the Schedule 13D. In addition, the Reporting Person exercised an outstanding option to purchase 1,500 shares of the Company's Common Stock. The Reporting Person has not made any purchases in the last 60 days.

         Except as set forth in Item 5, the Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares of Common Stock reported herein as owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

                                    SIGNATURE

         After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: September 10, 1997



                                                 /s/ Charles F. Huber II
                                              -----------------------------
                                                     Charles F. Huber II